FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2009

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                      SYNGENTA AG
Press Release: "Syngenta acquires U.S. lettuce seed companies"

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel: +41 61 323 23 23 Fax: +41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Paul Minehart USA +1 202 737 8913	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA +1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA +1 202 737 6520

Basel, Switzerland, November 12, 2009

Syngenta acquires U.S. lettuce seed companies

•	Simultaneous acquisition of two U.S. lettuce seed companies lays strong foundation for growth

•	Acquired lettuce gene pool strengthens worldwide development portfolio

Syngenta announced today the signing of agreements to acquire two U.S.-based lettuce seed companies: Synergene Seed & Technology, Inc. and Pybas Vegetable Seed Co., Inc. The acquisitions will establish a significant position for Syngenta in the North American lettuce market and will broaden its lettuce development portfolio in Europe and Asia.

“The acquired companies are highly complementary and combine a broad and deep range of proprietary germplasm with excellent breeding and production capabilities,” said Davor Pisk, Chief Operating Officer Syngenta Seeds. “Syngenta’s technology platform will allow us to optimize these strengths and to provide a compelling product offering to growers in North America and internationally.”

Synergene Seed & Technology, Inc. is a lettuce seed company based in Salinas, CA, with a diverse and proprietary lettuce gene pool. Pybas Vegetable Seed Co., Inc., based in Santa Maria, CA, is well-known for its quality seed production and processing as well as its germplasm. Both companies will be integrated into the Syngenta Vegetables business.

The lettuce seed market is valued at around $160 million globally.

No financial details of the transaction have been disclosed.

Syngenta is one of the world's leading companies with more than 24,000 employees in over 90 countries dedicated to our purpose: Bringing plant potential to life.  Through world-class science, global reach and commitment to our customers we help to increase crop productivity, protect the environment and improve health and quality of life.  For more information about us please go to www.syngenta.com or www.growmorefromless.com.

Syngenta – November 12, 2009 / Page 1 of 2

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

Syngenta – November 12, 2009 / Page 2 of 2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 12, 2009	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes